UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42898

One and one Green Technologies. INC

(Translation of registrant’s name into English)

1st Diliman
San Rafael Bulacan, Philippines, 3008

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On September 10, 2026, One and one Green Technologies. INC (the “Company”) issued a press release titled “One and One Green Technologies to Present at the H.C. Wainwright 28th Annual Global Investment Conference.” A copy of which is furnished as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - One and One Green Technologies to Present at the H.C. Wainwright 28th Annual Global Investment Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2026

One and one Green Technologies. INC

	By:	/s/ Caifen Yan
	Name:	Caifen Yan
	Title:	Chief Executive Officer, Chair of the Board and Director

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